UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-258403 of Deutsche Bank AG.

Deutsche Bank AG has filed with the Securities and Exchange Commission (“SEC”) its 2021 Annual Report on Form 20-F (“Deutsche Bank’s Form 20-F”). Deutsche Bank AG’s Form 20-F and the exhibits that were filed therewith are available on the SEC’s EDGAR electronic filing system, at:

https://www.sec.gov/Archives/edgar/data/0001159508/000115950822000014/0001159508-22-000014-index.htm.

Item 19 of Deutsche Bank’s Form 20-F sets forth a list of the exhibits that were filed the Form 20-F with or incorporated by reference into it by means of reference to a prior SEC filing of Deutsche Bank, and the description of each exhibit is intended to be a hyperlink to its location in the SEC’s EDGAR system. For the exhibits incorporated by reference to prior SEC filings, Item 19 contains the correct hyperlinks to the respective documents. For the documents that were filed with Deutsche Bank’s Form 20-F, however, nonfunctioning hyperlink addresses were included. Set forth below is a list of the exhibits that were filed with Deutsche Bank’s Form 20-F filing, with functional hyperlinks to their locations:

Exhibit number	Description of Exhibit
2.2	Descriptions of securities registered under the Securities Exchange Act of 1934.
4.6	Equity Plan Rules 2022.
4.9	Restricted Share Plan Rules 2022.
8.1	List of Subsidiaries.
12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.
13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.
15.2	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 15, 2022

By:	/s/ Lisa Bomba
Name:	Lisa Bomba
Title:	Managing Director

By:	/s/ Mathias Otto
Name:	Mathias Otto
Title:	Managing Director and Senior Counsel